UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): March 8, 2012



THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37,421
(Address of principal executive offices)	(zip code)

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

The Dixie Group, Inc. will present its investor presentation on March 8, 2012.

The information attached as Exhibit 99.1 hereto supersedes the investor presentation previously furnished on Form 8-K dated November 4, 2011, and is being furnished pursuant to Item 7.01; such information, including the information excerpted below in this Item 7.01, shall not be deemed to be "filed" for any purpose.

These updated investor presentation materials may be found on the Company's website at www.thedixiegroup.com.

Item 9.01   Financial Statements and Exhibits.

(c)   Exhibits
(99.1) Presentation Materials, March 8, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 8, 2012

THE DIXIE GROUP, INC.

/s/ Jon A. Faulkner

Jon A. Faulkner

Chief Financial Officer





THE DIXIE GROUP

Exhibit 99.1

**March 2012
Investor
Presentation**

**Contact:
Jon Faulkner
CFO
The Dixie Group**

Phone: 706-876-5814

jon.faulkner@dixiegroup.com



Forward Looking Statements
The Dixie Group, Inc.

THE DIXIE GROUP

- Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.
- General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

2

Dixie History



- Began operations in 1920

- Entered floorcovering in 1993 and exited textiles in 1999 – now 100% floorcovering

- Refined focus on upper-end markets in 2004

- For over 90 years we have focused on specialized products

- Traditionally we have outperformed the industry and expect to do so in the future

3

THE DIXIE GROUP

Dixie Today



- Commitment to brands in the upper-end market with strong growth potential

- Diversified between Commercial and Residential markets

- Diversified customer base
  - Top 10 customers
    - 20% of sales
  - Top 20 customers
    - 22% of sales

4

New and Existing Home Sales
Seasonally Adjusted Rate

New 1,000   **Existing 1,000**



January 2011:

- **Existing home sales up from a year ago and on a steady but slow recovery**

- **New home sales have been near the 300,000 rate for over a year**

- **"The uptrend in home sales is in line with all of the underlying fundamentals – pent-up household formation, record-low mortgage interest rates, bargain home prices, sustained job creation and rising rents."**
    - **Lawrence Yun, Chief Economist for the National Association of Realtors**

Source: National Association of Realtors (existing) and census.gov (new)

Residential Remodeling
Owner-Occupied Improvements*

Flat in 2011 with a slow recovery predicted for 2012.

Millions of dollars



2011 by month

http://www.census.gov/construction/c30/c30index.html   Private construction

6

The Industry versus GDP



2012

- We are starting to see a rebound in the relationship between carpet and rug shipments and GDP

- We believe that the long-term trend will once again be restored once purchases of existing homes rebounds

7

Residential and Commercial
Fixed Investment



No rebound in residential activity

Slight rebound in commercial activity

Consumer Sentiment
Conference Board

THE DIXIE GROUP



Conference Board Consumer Confidence Survey
100
90
80
70
60
50
40
30
20
10
0
2010 Aug.
2010Sep.
2010 Oct.
2010 Nov. *
2010 Dec.
2011Jan.
2011Feb.
2011Mar.
2011Apr.
2011May
2011June
2011July
2011Aug.
2011Sep.
2011Oct.
2011Nov.
2011Dec.(r)
2011Jan.(p)
Consumer Confidence Index*
Household income $50,000 and over

January 2012:

- **Consumer sentiment is moderating (blue)**
- **Upper-end consumer confidence is up but tempered (red)**
- **"Regarding the short-term outlook, consumers are more upbeat about employment, but less optimistic about business conditions and their income prospects. Recent increases in gasoline prices may have consumers feeling a little less confident this month."**

  — **Lynn Franco, Director of The Conference Board Consumer Research Center:**

1966 = 100

9

The Stock Market



February 2012

- The stock market has nearly rebounded to pre-recession levels

- 2012 is looking positive but is still subject to macro events: Europe, US Election, Chinese slowdown, for example

The Industry

THE DIXIE GROUP



Value of U.S. Carpet & Rug Mill Shipments
($ 000's)
Sales of The Dixie Group from 2003 through 2011
Dixie is gaining market share as the economy rebounds
Single year dips in Shipments during recessionary times
Multi-year decline in this downturn
Beginning of recovery
20,000,000
18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
1963
1968
1973
1978
1983
1988
1993
1998
2003
2008

Source: U.S. Bureau of Economic Analysis



2010 U.S. Carpet Manufacturers

THE DIXIE GROUP

Carpet & Rug Sales	Dollars in Millions		% Total
Shaw	$	3,024	31.2%
Mohawk	$	2,442	25.2%
Bealieau	$	896	9.2%
Interface	$	496	5.1%
Dixie	$	225	2.3%
Other	$	2,618	27.0%
Market	$	9,701	100.0%

Source: Floor Focus

The Industry



2006 Carpet End Use

Sales $10.19 Billion

Commercial 35%

Residential 65%

Source: Floor Focus – Broadloom & Carpet Tile



2011 Carpet End Use

Sales $7.16 Billion

Commercial 43%

Residential 57%

Commercial %
2001 – 2011
From 32% to 43%

13

Dixie Group Carpet Sales

Dixie 2011 Carpet and Rug Sales by End Market

Commercial %
2001 – 2011
From 29% to 38%



High-End
Commercial
29%

High-End
Residential
71%

Carpet Dollar Sales
Indexed to 2008



15

Carpet Unit Sales
Indexed to 2008



16




ESTIMATED TOTAL WHOLESALE MARKET
FOR CARPETS AND RUGS:
VOLUME AND PRICE POINTS

Positioning of Dixie Brands by Price Point Segment
(Over $20 per SQ YD)

ESTIMATED DATA

BROADLOOM RESIDENTIAL SALES = $7.0 Billion (2009 $'s)

35% Market Share

Masland

Dixie Home

Fabrica

TOTAL MARKET: SQUARE YARDS OR SALES DOLLARS

$0 $8 $14 $21 $28 $35 $42 $49

INDUSTRY
AVERAGE

PRICE/SQ YD

Note: Industry average price is based on sales reported through industry sources.

17

Excerpt from KSA Study dated May 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

Dixie Group High-End Residential Sales
All Brands







Year 2011

- Masland, 41%
- Dixie Home, 41%
- Fabrica, 18%

18

Dixie Group High-End Residential Sales
All Brands







Sales by Channel for 2011

- Other, 1%
- Commercial, 2%
- Distributor, 1%
- Specialty – OEM, 1%
- Builder, 3%
- National Retailers, 2%
- Mass Merchant, 16%
- Designer, 19%
- Retailer, 55%





Sales by Channel for 2011



Builder, 2%

Distributor, 1%

Mass Merchant, 40%

Retailer, 57%

20





- Well-styled moderate to upper priced residential broadloom line

- Dixie provides a "full line" to retailers

- Leverage needed by fiber suppliers for market access

- Selective distribution strategy attractive to retailers

- Growth initiatives
  - Stainmaster® SolarMax® Fiber Technology
  - Durasilk (polyester) collection





Sales by Channel for 2011

Commercial, 6%

Other, 1%

Builder, 4%

National Retailers, 1%

Designer, 30%

Retailer, 58%

22



- Leading high-end brand with reputation for innovative styling, design and color
- High-end retail / designer driven
- Hand crafted and imported rugs
- Growth initiative
  - Stainmaster® TruSoft™ Fiber Technology
  - Wool products
    - First introductions in 2007
    - Now offering complete line to the industry

23





Sales by Channel for 2011

- Specialty – OEM, 3%
- Builder, 3%
- National Retailers, 8%
- Designer, 41%
- Retailer, 45%

24



- Premium high-end brand
  - Superior quality in all aspects

- Designer focused

- Hand crafted and imported rugs

- Growth initiative
  - Stainmaster® TruSoft™ Fiber Technology
  - Focus on retail penetration
  - Full service supplier of wool to the designer trade with excellent service and support



Sales by Channel for 2011



- Other, 7%
- Health Care, 7%
- Gov't, 6%
- Store Planning, 20%
- Hospitality, 21%
- Corporate, 39%
- Education, 4%

Channels: Interior Design Specifier and Commercial End User

26

THE DIXIE GROUP



- Premium brand in the commercial marketplace

- Designer focused

- Strong national account base
  - Nordstrom's, Target, Sears, Belk, Delta Air Lines, AECOM, Club Corporation of America

- Growth initiative
  - Modular/carpet tile
  - End User Channel

Dixie Group Sales
$ in millions





Sales & Operating Income
$ in millions



	Y 2007	Y 2008	Y 2009	Y 2010	Y 2011
Net Sales	320.8	282.7	203.5	231.3	270.1
Net Income (Loss)	6.2	(31.5)	(42.2)	(4.7)	1.0
Non-GAAP Adjusted Operating Income (Loss)	16.7	1.5	(8.4)	(1.0)	5.1
Non-GAAP Adjusted EBITDA	29.6	15.2	5.1	10.6	14.8

- In 2011 we:
  - Improved Net Sales by 14% while the industry is up < 2%
  - Improved Adj. Operating Income by $6.1 million vs. 2010
  - Improved Adj. EBITDA by $4.2 million vs. 2010
  - Need to invest less than depreciation over the next few years
  - Capital expenditures of $6.7 million vs. D & A of $9.6 million
  - Refinanced our senior credit lines with a new 5 year deal
    - no financial covenants if availability above $10 million

Note: Non-GAAP reconciliation starting on slide 33

Current Business Conditions
2011 Activity

THE DIXIE GROUP

Sales Activity (on a 52 week basis):

- Residential sales up 16% while the industry is down slightly
- Commercial sales up 11%, nearly double the industry growth rate
- Dixie Group sales up 14% versus limited growth for the industry
  - All brands up for the year
  - Commercial sales growth strongest in modular carpet tile
  - Residential sales growth fastest at the upper-end of price range
- For the fourth quarter on a similar weeks basis to 2010:
  - Upper-end residential carpet sales up 15%, total residential up 8%
  - Commercial growth has slowed from previous quarters
  - Growth was highest at the highest price points
  - Driven by consumer confidence and a rising stock market

Outlook
Current quarter

THE DIXIE GROUP

Though the market has been difficult, we are encouraged by:

- Dixie's high end goods are growing faster than the lower end
- The mass merchant category for Dixie continues to decline as a percentage of our overall sales
- Positive market reception to our new products:
  - Masland and Fabrica Wool Collections continued growth
  - Masland Avenue – new technology with a woven look
  - New Stainmaster® SolarMax® and TruSoft™ products
- Having invested significantly in our capabilities for future growth and established our financial structure for the next 5 years

.....We will take advantage of market conditions as they improve









Non-GAAP Information

THE DIXIE GROUP

Use of Non-GAAP Financial Information:

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company defines Net Sales as adjusted as Net Sales divided by the actual number of weeks and multiplied by the number of weeks in a normal period. (Note 1)

The Company defines Adjusted Operating Income as Operating Income plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined. (Note 2)

The Company defines Adjusted EBIT as net income plus taxes and plus interest. (Note 3)

The Company defines Adjusted EBITDA as Adjusted EBIT plus depreciation and amortization, plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined and plus other (income) expense - net. (Note 4)

The company defines Free Cash Flow as Net Incomes plus interest plus depreciation plus non cash impairment of assets and goodwil minus the net change in working capital minus the tax shield on interest minus capital expenditures net of asset sales. The change in net working capital is the change in current assets less current liabilities between periods. (Note 5)

33

Non-GAAP Information



THE DIXIE GROUP

Use of Non-GAAP Financial Information:			

Net Sales Adjusted - Note 1			
($ in thousands)	Yr 2010	Yr 2011	Y/Y Chge
Weeks in Period	52	53	
Net Sales as Reported	231,322	270,110	16.8%
Adjustment for Weeks	-	(4,711)	-2.0%
Non-GAAP Net Sales as Adjusted (Note 1)	$ 231,322	$ 265,399	14.7%

Use of Non-GAAP Financial Information:					

Note a: Restated

Adjusted Operating Income (Loss) - Note 2					
($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011
Operating income (loss)	16,707	(28,460)	(45,389)	(2,570)	5,668
Plus: Facility consolidation and severance expenses	-	2,317	4,091	1,556	(563)
Plus: Impairment of assets	-	4,478	1,459	-	-
Plus: Impairment of goodwill	-	23,121	31,406	-	-
Non-GAAP Adjusted Operating Income (Loss) (Note 2)	$ 16,707	$ 1,456	$ (8,433)	$ (1,014)	$ 5,105

Adjusted Earnings before Interest and Taxes (EBIT) - Note 3					
($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011
Net income (loss) as reported	6,247	(31,481)	(42,241)	(4,654)	986
Less: Income (loss) from discontinued operations, net of	(521)	(313)	(382)	(281)	(286)
Plus: Taxes	3,686	(2,931)	(8,870)	(2,604)	684
Plus: Interest	6,347	5,965	5,521	4,124	3,470
Non-GAAP Adjusted EBIT (Note 3)	$ 16,801	$(28,134)	$(45,208)	$ (2,853)	$ 5,426

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) - Note 4					
($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011
Non-GAAP Adjusted EBIT (from above)	16,801	(28,134)	(45,208)	(2,853)	5,426
Plus: Depreciation and amortization	12,941	13,752	13,504	11,575	9,649
Plus: Facility consolidation and severance expenses	-	2,317	4,091	1,556	(563)
Plus: Impairment of assets	-	4,478	1,459	-	-
Plus: Impairment of goodwill	-	23,121	31,406	-	-
Plus: Other (income) expense - net	(94)	(326)	(181)	282	242
Non-GAAP Adjusted EBITDA (Note 4)	$ 29,648	$ 15,208	$ 5,071	$ 10,560	$ 14,754

Use of Non-GAAP Financial Information:

Adjusted Operating Income (Loss) - Note 2

($ in thousands)	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Operating income (loss)	(2,286)	59	(1,937)	1,594	1,669	2,301	1,178	520
Plus: Facility consolidation and severance expenses	211	122	304	918	-	(563)	-	-
Plus: Impairment of assets	-	-	-	-	-	-	-	-
Plus: Impairment of goodwill	-	-	-	-	-	-	-	-
Non-GAAP Adj. Operating Income (Loss) (Note 2)	$(2,075)	$ 181	$(1,633)	$2,512	$ 1,669	$ 1,738	$ 1,178	$ 520

Adjusted Earnings before Interest and Taxes (EBIT) - Note 3

($ in thousands)	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Net income (loss) as reported	(2,529)	(744)	(1,897)	516	623	767	(43)	(361)
Less: Income (loss) from discontinued, net tax	(70)	(60)	(28)	(122)	(21)	(41)	(65)	(158)
Plus: Taxes	(1,060)	(636)	(965)	57	109	582	(44)	36
Plus: Interest	1,235	1,082	904	903	932	900	904	735
Non-GAAP Adjusted EBIT (Note 3)	$(2,284)	$ (238)	$(1,930)	$1,598	$ 1,685	$ 2,290	$ 882	$ 568

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) - Note 4

($ in thousands)	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Non-GAAP Adjusted EBIT (from above)	(2,284)	(238)	(1,930)	1,598	1,685	2,290	882	568
Plus: Depreciation and amortization	2,964	2,966	2,941	2,704	2,519	2,361	2,421	2,349
Plus: Facility consolidation and severance expenses	211	122	304	918	-	(563)	-	-
Plus: Impairment of assets	-	-	-	-	-	-	-	-
Plus: Impairment of goodwill	-	-	-	-	-	-	-	-
Plus: Other (income) expense - net	(2)	297	(7)	(5)	(16)	11	296	(48)
Non-GAAP Adjusted EBITDA (Note 4)	$ 889	$3,147	$ 1,308	$5,215	$ 4,188	$ 4,099	$ 3,599	$ 2,869

Due to rounding, totals of the quarterly information for each of the years reflected may not necessarily equal the annual totals.

Non-GAAP Information


THE DIXIE GROUP

Use of Non-GAAP Financial Information:					
Note a: Restated					
Free Cash Flow (FCF) - Note 5					
($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011
Non-GAAP Adjusted EBIT (from above)	16,801	(28,134)	(45,208)	(2,853)	5,426
Times: 1 - Tax Rate = EBIAT	10,921	(18,287)	(29,385)	(1,854)	3,527
Plus: Depreciation and Amortization	12,941	13,752	13,504	11,575	9,649
Plus: Non Cash Impairment of Assets and Goodwill	-	27,599	32,865	-	-
Minus: Net change in Working Capital	2,211	2,147	(24,868)	3,880	9,921
Non-GAAP Cash from Operations	21,651	20,917	41,852	5,841	3,255
Minus: Capital Expenditures net of Asset Sales	16,638	8,871	511	1,761	6,735
Non-GAAP Free Cash Flow (Note 5)	5,013	12,046	41,341	4,080	(3,480)
Current Assets	119,804	117,011	88,933	96,853	100,999
Current Liabilities	44,467	39,527	36,317	40,357	34,582
Net Working Capital	75,337	77,484	52,616	56,496	66,417
Change in Net Working Capital	2,211	2,147	(24,868)	3,880	9,921